UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

C1 Financial, Inc.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

12591N 109
(CUSIP Number)

August 13, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Trevor R. Burgess
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 1,266,176
	7	SOLE DISPOSITIVE POWER 1,266,176
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,176
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Erwin Russel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 2,189,680
	7	SOLE DISPOSITIVE POWER 2,189,680
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,189,680
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Oakland Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 1,793,089
	7	SOLE DISPOSITIVE POWER 1,793,089
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,089
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON CBM Holdings Qualified Family, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 4,076,075
	7	SOLE DISPOSITIVE POWER 4,076,075
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,075
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.6%
12	TYPE OF REPORTING PERSON FI

ITEM 1.	(a)	Name of Issuer: C1 Financial, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

100 5th Street South

St. Petersburg, Florida 33701

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by (i) Trevor R. Burgess; (ii) Erwin Russel; (iii) Oakland Investment LLC; and (iv) CBM Holdings Qualified Family, L.P. (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13G jointly pursuant to their joint filing agreement (the “Joint Filing Agreement”), filed herewith as Exhibit 1 and incorporated herein by reference. Each of the Reporting Persons is a shareholder of the Issuer. Each of the Reporting Persons, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Mr. Burgess is 100 5th Street South, St. Petersburg, Florida 33701.

The principal office and business address of Mr. Russel is Artesia Gestão, Av. Das Nações Unidas 12551, CJ 1507, São Paulo, SP 04578, Brazil.

The principal office and business address of Oakland Investment, LLC is 140 East 63 Street, 6-C, New York, NY 10065.

The principal office and business address of CBM Holdings Qualified Family, L.P. is 155 Wellington Street West, 37th floor, Toronto, Ontario, Canada, M5V 3J7.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s common shares, par value $1.00 per share.

(e)	CUSIP Number:

12591N 109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 13,338,857 common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.

(a)	Amount beneficially owned:
See row 9 of the cover sheet of each Reporting Person.
(b)	Percent of class:
See row 11 of the cover sheet of each Reporting Person.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
See row 5 of the cover sheet of each Reporting Person.
(ii)	Shared power to vote or to direct the vote:
See row 6 of the cover sheet of each Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of:
See row 7 of the cover sheet of each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of:
See row 8 of the cover sheet of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information for forth in Item 2 above is incorporated herein by reference.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2014

/s/ Trevor R. Burgess
Trevor R. Burgess

/s/ Erwin Russel
Erwin Russel

OAKLAND INVESTMENT LLC

By:	/s/ Marcio da Rocha Camargo
Name:	Marcio da Rocha Camargo
Title:	Operating Manager

CBM HOLDINGS QUALIFIED FAMILY, L.P.

By:	/s/ Marcelo Faria de Lima
Name:	Marcelo Faria de Lima
Title:	General Partner

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).